June 30, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549-1004

Attn:     Ms. Patsy Mengiste
          Document Control - EDGAR

Re:  Withdrawal of
          IDS Market Advantage Series, Inc.
          File No. 33-30770/811-5897
          Accession Number 0000820027-98-000435

Dear Ms. Mengiste,

Registrant hereby requests that you disregard the above 40-17f2 filing accepted on June 25, 1998. This filing was filed under the wrong CIK.

I apologize for any inconvenience this has caused. If there are any questions regarding this request, please call Alan Walton at (612) 671-4387.

Sincerely,



Leslie L. Ogg
Vice President and General Counsel

LLO/SP/arw